As filed with the Securities and Exchange Commission on October 22, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer)

VIXEL CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE
(INCLUDING ANY ASSOCIATED PREFERRED STOCK OR OTHER RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001
PER SHARE
(Title of Class of Securities)

COMMON STOCK CUSIP 928552 10-8

(CUSIP Number of Class of Securities)

JAMES M. McCLUNEY
CHIEF EXECUTIVE OFFICER
VIXEL CORPORATION
11911 NORTH CREEK PARKWAY SOUTH
BOTHELL, WASHINGTON 98011
Telephone: (424) 806-5509
Facsimile: (424) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Wilson, Esq.
HELLER EHRMAN WHITE & MCAULIFFE LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed by Vixel Corporation, a Delaware corporation ("Vixel" or the "Company"), with the Securities and Exchange Commission (the "SEC") on October 15, 2003 relating to a tender offer commenced by Emulex Corporation, a Delaware corporation ("Emulex"), through its wholly owned subsidiary, Aviary Acquisition Corp., a Delaware corporation ("Purchaser") on October 15, 2003 to purchase each outstanding share of common stock, par value $0.0015 per share of Vixel (together with any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time) and (ii) the Series B convertible preferred stock, par value $0.001 per share of Vixel. This Amendment No. 1 to Schedule 14D-9 also amends, restates and supercedes in its entirety the Schedule 14D-9 (containing the exhibit referenced below) filed by Vixel with the SEC on October 21, 2003.

Item 9.  Exhibits

            Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits (filed herewith):

Exhibit No.	Description

(a)(9)	Press Release of Vixel, dated October 21, 2003.

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIXEL CORPORATION

Dated: October 22, 2003	By:	/s/ Kurtis L. Adams

Kurtis L. Adams, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(9)	Press Release of Vixel, dated October 21, 2003.